UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Telecom Italia S.p.A.

(Name of Issuer)

Ordinary shares with no nominal value

(Title of Class of Securities)

87927W10

(CUSIP Number)

Consuelo Barbé Capdevila

Telefónica, S.A.

Ronda de la Comunicación s/n

28050 Madrid, Spain

Telephone: (+34) 91 4823733

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24-25, 2015

(Dates of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 87927W10

1.	Name of reporting person (see instructions) TELEFÓNICA, S.A.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC, BK
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization THE KINGDOM OF SPAIN
Number of shares beneficially owned by each reporting person with	7.	Sole voting power [None]
	8.	Shared voting power [None]
	9.	Sole dispositive power [None]
	10.	Shared dispositive power [None]
11.	Aggregate amount beneficially owned by each reporting person [None]
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) [0.00]%
14.	Type of reporting person (see instructions) CO

This Amendment No. 10 (this “Amendment”) amends the statement on Schedule 13D, dated October 31, 2007, as subsequently amended (the “Schedule 13D”), and filed by Telefónica, S.A. a corporation organized under the laws of the Kingdom of Spain (“Telefónica”) with respect to the ordinary shares, with no nominal value, of Telecom Italia, S.p.A. (the “Telecom Italia Shares”), a company incorporated under the laws of the Italian Republic (“Telecom Italia”). Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13D.

Introduction

On June 16, 2014, Assicurazioni Generali S.p.A. (also on behalf of its subsidiaries), Intesa Sanpaolo, S.p.A. and Mediobanca S.p.A. (the Italian shareholders of Telco, S.p.A. -“Telco”-) requested the initiation of a “demerger” process (spin off) of Telco, as provided in the shareholders’ agreement (entered into between the shareholders of Telco on February 29, 2012, as further amended, the “Shareholders’ Agreement”). Implementation of the demerger, which was approved by the extraordinary shareholders’ meeting held on July 9, 2014, was subject to obtaining the required anti-trust and telecommunications approvals (including those in Brazil and Argentina).

On February 27, 2015, in order to align the term of the Shareholders’ Agreement to the date of the effectiveness of the demerger of Telco, the Shareholders’ Agreement was renewed and amended to extend its term until the earliest of (i) June 30, 2015 and (ii) the date of effectiveness of the demerger of Telco. In addition, on the same date, Telco fully repaid the bank loan facility, and the subordinated bonds held by the shareholders utilizing the financial resources made available through shareholders’ loans for an overall amount of approximately Euro 2,555 million, which were disbursed by the shareholders proportionally to their respective shareholding in Telco. Upon the repayment of the bank loan facility, the pledge over the ordinary shares of Telecom Italia granted by Telco in favor of the lending banks has been released and, thus, the option agreement concerning the right of the shareholders’ of Telco to acquire the above mentioned ordinary shares of Telecom Italia in case of enforcement of the pledge has been terminated.

In addition, the call option agreement executed on November 6, 2007, and renewed first on October 28, 2009 and again on February 29, 2012, between Telefónica and Telco in respect of 3,003,586,907 Telecom Italia Shares owned by Telco, expired on February 28, 2015 as a result of the three-year duration having ended, and has been terminated accordingly.

Having obtained all the required anti-trust and telecommunications approvals (including those in Brazil and Argentina), Telco executed the demerger deed on June 17, 2015, which became effective on June 18, 2015. As a consequence of the demerger, the stake of Telco in Telecom Italia was transferred to four newly incorporated companies each wholly-owned by each shareholder of Telco (i.e. Assicurazioni Generali S.p.A. (and its subsidiaries), Intesa Sanpaolo S.p.A., Mediobanca S.p.A. and Telefónica) proportionally to the stake held in Telco by each respective shareholder, together with a proportional portion of the shareholders’ loan of approximately Euro 2,555 million mentioned above.

In particular, the newly incorporated company fully owned by Telefónica (i.e. Telco TE S.p.A., “Telco TE”) was assigned 1,982,367,359 Telecom Italia Shares (equal to 14.72% of the ordinary share capital of Telecom Italia).

As of the date of the effectiveness of the demerger, the above mentioned Shareholders’ Agreement was terminated and the parties thereto were released from their obligations thereunder.

On June 24, 2015, Telco TE transferred 1,110 million of the Telecom Italia Shares owned by it, representing 8.240% of the ordinary shares of Telecom Italia, in a wider private transaction where, inter alia, Telefónica was assigned certain shares of Telefónica Brasil S.A., a subsidiary of Telefónica, held by the purchaser.

In addition, on June 24, 2015, Telco TE sold approximately 872 million of the Telecom Italia Shares owned by it, representing 6.5% of the ordinary shares of Telecom Italia, in a private transaction with a financial institution for approximately Euro 1,025 million. The settlement of this sale took place on June 26, 2015.

Further, Telefónica has arranged several hedging instruments which will allow Telefónica to repurchase the shares of Telecom Italia S.p.A. that are necessary to meet its exchange obligations under the mandatory exchangeable bonds for shares of Telecom Italia S.p.A., issued by Telefónica, S.A. on July 24, 2014.

Lastly, Telco TE sold into the market the remaining 274,336 Telecom Italia Shares owned by it, representing 0.002% of the ordinary shares of Telecom Italia, for approximately Euro 322 thousand.

As a result of the transactions described above, neither Telco TE nor Telefónica hold any Telecom Italia Shares.

Items 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

THE DEMERGER DEED

On June 17, 2015, Telco executed the demerger deed which became effective on June 18, 2015 and caused the incorporation of four newly incorporated companies each wholly-owned by each shareholders of Telco (i.e. Assicurazioni Generali S.p.A. (and its subsidiaries), Intesa Sanpaolo S.p.A., Mediobanca S.p.A. and Telefónica). As a consequence of the demerger, Telco TE was assigned 1,982,367,359 Telecom Italia Shares (equal to 14.72% of the ordinary share capital of Telecom Italia).

An English summary of such document is attached as Exhibit 38 hereto.

Item 7. Materials to be Filed as Exhibits.

Exhibit 38:	English summary of the demerger deed dated June 17, 2015, executed by Telco S.p.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2015

TELEFÓNICA, S.A.

By:	/s/ Ramiro Sánchez de Lerín García-Ovies
	Name:	Ramiro Sánchez de Lerín García-Ovies
	Title:	General Secretary to the Board of Directors

Exhibit Index

Exhibit No.

99.1	Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.2	Amendment to the Co-Investment Agreement and the Shareholders’ Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.3	Shareholders’ Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.5	Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and Sintonia.*

99.6	The Announcement of the Board of Commissioners of the Brazilian National Telecom Italiamunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).*

99.10	By-laws of Telco S.p.A. prior to November 19, 2007 (See exhibit 99.13) (unofficial English translation).*

99.11	Call Option Agreement, dated November 6, 2007, between Telefónica and Telco.*

99.12	Amendment to Shareholders Agreement and to Bylaws, dated November 19, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.13	Amended and Restated By-laws of Telco (unofficial English translation).*

99.14	Letter of Adherence to the Call Option Agreement by Olimpia S.p.A., dated November 15, 2007.*

99.15	Renewal Agreement, dated October 28, 2009, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A., Generali Lebensversicherung A.G.), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.*

99.16	Amendment Deed to the Call Option, dated October 28, 2009, by and between Telefónica S.A. and Telco S.p.A.*

99.17	Joint press release, dated October 28, 2009, issued by Telefónica S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.*

99.18	Purchase and Sale Agreement, dated December 22, 2009 by and between Telco S.p.A. and Sintonia S.A. (unofficial English translation).*

99.19	Telco S.p.A. press release, dated December 22, 2009.*

99.20	Amendment Agreement, dated January 11, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.*

99.21	Option Agreement, dated January 11, 2010, by and among Intesa Sanpaolo S.p.A., Mediobanca – Banca di Credito Finanziario S.p.A., Unicredit Corporate Banking S.p.A., Société Générale, as lenders, and Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca – Banca di Credito Finanziario S.p.A. as shareholders.*

99.22	Telco S.p.A. press release, dated January 11, 2010. *

99.23	Amendment Deed, dated December 10, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.24	Second Renewal Agreement, dated February 29, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.25	Amendment Deed to Call Option Agreement, dated February 29, 2012, between Telefónica and Telco*

99.26	Telco S.p.A. press release, dated February 12, 2012*

99.27	Amendments to By-Laws of Telco (unofficial English translation) *

99.28	Option Agreement, dated May 31, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., Generali Italia S.p.A. (now incorporating INA Assitalia S.p.A.) and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. (in its capacity as shareholder), Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as shareholder) and UniCredit S.p.A., Société Générale, Milan Branch, HSBC Bank plc), Intesa Sanpaolo S.p.A. (in its capacity as lender) and Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as lender). *

99.29	Telco S.p.A. press release, dated May 3, 2012*

99.30	Telco S.p.A. press release, dated May 31, 2012.*

99.31	The Agreement, dated September 24, 2013 between Telefónica, S.A. Alleanza Toro, S.p.A., Generali Italia, S.p.A., Generali Lebensversicherung A.G., Generali Vie, S.A., Assicurazioni Generali, S.p.A.(on its own behalf and in the name and on bechalf of its subsidiaries Alleanza Toro, S.p.A., Generali Italia, S.p.A., Generali Lebensversicherung A.G., and Generali Vie, S.A.), Intesa Sanpaolo, S.p.A. and Mediobanca S.p.A. *

99.32	Telefónica, S.A. press release, dated September 24, 2013. *

99.33	By-laws of Telco, S.p.A., as amended by the Agreement. *

99.34	Deed of termination of the 2012 Pledged Shares Option Agreement dated November 27, 2013 by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. (in its capacity as shareholder) and Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as shareholder) and UniCredit S.p.A., Société Générale, Milan Branch, HSBC Bank plc,), Intesa Sanpaolo S.p.A. (in its capacity as lender) and Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as lender).*

99.35	2013 Pledged Shares Option Agreement dated November 27, 2013 between Telefónica, S.A., Assicurazioni Generali S.p.A., (on its own account and in the name of and on behalf of the following Generali’s subsidiaries Generali Vie, S.A., Alleanza Toro, S.p.A. Generali Italia, S.p.A. Generali Lebensversicherung AG), Intesa Sanpaolo, S.p.A. (in its capacity as shareholder), Mediobanca – Banca di Credito Finanziario, S.p.A. (in its capacity as shareholder) and Intesa Sanpaolo, S.p.A. (in its capacity as lender), Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as lender), Banca IMI S.p.A. (in its capacity as facility agent).*

99.36	Deed of termination of the option agreement of November 27, 2013 dated February 27, 2015 by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Assicurazioni S.p.A., Generali Italia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. (in its capacity as shareholder) and Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as shareholder) and Intesa Sanpaolo S.p.A. (in its capacity as lender), Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as lender) and Société Générale (together with Intesa and Mediobanca referred to as the “2013 Lenders”) and Banca IMI S.p.A. (as facility agent).*

99.37	Agreement dated February 27, 2015 between Telefónica, S.A., Assicurazioni Generali S.p.A., (on its own account and in the name of and on behalf of the following Generali’s subsidiaries Generali Vie, S.A., Alleanza Assicurazioni S.p.A., Generali Italia, S.p.A. Generali Lebensversicherung AG), Intesa Sanpaolo, S.p.A., Mediobanca – Banca di Credito Finanziario, S.p.A. and Intesa Sanpaolo, S.p.A.*

99.38	English summary of the demerger deed dated June 17, 2015, executed by Telco S.p.A.

*	Previously filed.